January 29, 2014

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

5-2 Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-0005, Japan

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bryan Pitko

Johnny Gharib

Re:	Acucela Inc.

Registration Statement on Form S-1

Registration No. 333- 192900

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the representative of the several underwriters in Japan, wish to advise that no preliminary prospectus was distributed in the United States in connection with the marketing of the offering.

Within Japan, the offering was marketed using the form of Japanese prospectus prepared based on Acucela Inc.’s Japanese securities registration statement as follows:

•	79,700 copies to 5 prospective underwriters and dealers;

•	35 institutional investors were invited to attend roadshow meetings.

The undersigned, as representative of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated so that the Registration Statement may be declared effective at 9:00 a.m., Eastern Time, on February 3, 2014 or as soon thereafter as practicable.

Very truly yours,

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
5-2 Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-0005, Japan

As representative of the several Underwriters

MITSUBISHI UFJ MORGAN STANLEY SECURITIES CO., LTD.

By:	/s/ Toshio Isohashi
	Name:	Toshio Isohashi
	Title:	General Manager, IPO Division Managing Director Investment Banking Business Unit